UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

BreitBurn Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

106776 10 7

(CUSIP Number)

Halbert S. Washburn

515 South Flower Street

Suite 4800

Los Angeles, California  90071

(213) 225-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106776 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Provident Energy Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,404,962 (1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,404,962(1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,404,962(1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) HC

(1)          On November 6, 2006, a total of 859,954 Common Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

CUSIP No. 106776 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pro Holding Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,404,962(1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,404,962(1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,404,962(1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) HC

(1)          On November 6, 2006, a total of 859,954 Common Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

CUSIP No. 106776 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pro LP Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,344,659(1) Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,344,659(1) Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,344,659(1) Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.3%

14.	Type of Reporting Person (See Instructions) CO

(1)          On November 6, 2006, a total of 856,354 Common Units held by Pro LP Corp. were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

Item 1.	Security and Issuer

The statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of BreitBurn Energy Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 515 South Flower Street, Suite 4800, Los Angeles, California 90071.  The total amount of Common Units reported as beneficially owned in this Schedule 13D is 14,404,962 Common Units, which constitute approximately 65.5% of the total amount of Common Units outstanding.

Item 2.	Identity and Background

(a)           This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Pro LP Corp., a Delaware corporation (“Pro LP”) by virtue of its direct beneficial ownership of Common Units; (ii) Pro Holding Company, a Delaware corporation (“Pro Holdco”) by virtue of its ownership of Pro LP and Pro GP Corp., a Delaware corporation (“Pro GP”), which directly owns 60,303 Common Units; and (iii)  Provident Energy Trust, a Canadian energy trust (“Provident”), by virtue of its ownership of Pro Holdco.  Pro LP, Pro Holdco and Provident are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)           The business address of Pro LP and Pro Holdco is 515 South Flower Street, Suite 4800, Los Angeles, California 90071.  The business address of Provident is 112 4th Avenue S.W., Suite 800, Calgary, Canada T2P 0H3.

(c)           Present principal occupation or employment or principal business:

(1)           Pro LP is a holding company which does not directly engage in any business activities.

(2)           Pro Holdco is a holding company which does not directly engage in any business activities.

(3)           Provident is a publicly traded Canadian energy trust established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties.

(d)-(e)     None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on March 23, 2006 as a Delaware limited partnership to own and operate the business that has historically been conducted by BreitBurn Energy Company L.P. and BreitBurn Energy Company LLC.

At the closing of the Issuer’s initial public offering of Common Units on October 10, 2006, Pro GP and Pro LP agreed to indirectly convey the assets of BreitBurn Energy Company LP and BreitBurn Energy Company LLC (through the contribution of BreitBurn Operating GP, LLC, a Delaware limited liability company and BreitBurn Operating L.P., a Delaware limited partnership) to the Issuer.  In exchange for that conveyance, Pro LP and Pro GP received 14,344,659 Common Units and 60,303 Common Units, respectively.

On November 6, 2006, a total of 859,954 Common Units held by the Reporting Persons were redeemed by the Issuer in connection with the exercise by the underwriters of their option to purchase additional Common Units of the Issuer, which option was granted to the underwriters in connection with the initial public offering of the Issuer’s Common Units.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)           None.

(b)           None.

(c)           None.

(d)           None.

(e)           The Reporting Persons, as direct and indirect owners of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           Pro LP is the beneficial owner of 14,344,659 Common Units, which in the aggregate represents approximately 65.3% of the outstanding Common Units.

Pro GP is the beneficial owner of 60,303 Common Units, which in the aggregate represents approximately 0.3% of the outstanding Common Units.

By virtue of its ownership of all the outstanding common stock of Pro LP and Pro GP, Pro Holdco may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Pro LP and Pro GP.

By virtue of its ownership of all the outstanding common stock of Pro Holdco, Provident may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Pro LP and Pro GP.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

(b)           Pro LP has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 14,344,659 Common Units.

By virtue of its relationship with Pro LP and Pro GP, Pro Holdco may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Pro LP (14,344,659 Common Units) and Pro GP (60,303 Common Units) and may be deemed to possess the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Common Units beneficially owned by Pro LP and Pro GP.

By virtue of its relationship with Pro Holdco, Provident may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Pro LP (14,344,659 Common Units) and Pro GP (60,303 Common Units) and may be deemed to possess the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Common Units beneficially owned by Pro LP and Pro GP.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

(c)           There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)           No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units reported hereon.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Issuer Partnership Agreement

Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The Issuer Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7.	Material to Be Filed as Exhibits

Exhibit A                Joint Filing Agreement.

Exhibit B                Contribution, Conveyance and Assumption Agreement, dated October 10, 2006, among Pro GP Corp., Pro LP Corp., BreitBurn Energy Corporation, BreitBurn Energy Company L.P., BreitBurn Management Company, LLC, BreitBurn GP, LLC, BreitBurn Energy Partners L.P., BreitBurn Operating GP, LLC, and BreitBurn Operating L.P. (filed as Exhibit 10.2 to the Issuer’s current report on form 8-K filed October 16, 2006).

Exhibit C                First Amended and Restated Agreement of Limited Partnership of BreitBurn Energy Partners L.P. (filed as Exhibit 3.1 to the Issuer’s current report on form 8-K filed October 16, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2006

PROVIDENT ENERGY TRUST

	By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
Title: President and Chief Executive Officer

PRO HOLDING COMPANY

	By:	/s/ Randall J. Findlay
Randall J. Findlay
Title: President

PRO LP CORP.

	By:	/s/ Randall J. Findlay
Randall J. Findlay
Title: President

Schedule A

General Partners, Executive Officers, Managers and Board of Directors

Pro LP Corp.

Name	Position and Present Principal Occupation/Business	Common Units Held
Randall J. Findlay	President. Director of Provident Energy Trust.	None.
Gregory J. Moroney	Board Member. Managing Member and Owner of Energy Capital Advisors, LLC and. Senior Financial Consultant for Ammonite Resources LLC	2,000

The business address for each of the persons listed above is c/o Pro LP Corp., 515 South Flower Street, Suite 4800, Los Angeles, California 90071.

Pro Holding Company

Name                                                       Position and Present Principal Occupation/Business    Common Units Held

Name	Position and Present Principal Occupation/Business	Common Units Held
Gregory J. Moroney	Director	2,000
Randall J. Findlay	Officer	None

The business address for each of the persons listed above is c/o Pro Holding Company, 515 South Flower Street, Suite 4800, Los Angeles, California 90071.

Provident Energy Trust

Name                                                       Position and Present Principal Occupation/Business    Common Units Held

Name	Position and Present Principal Occupation/Business	Common Units Held
G.D. Billing	Director. Executive Chairman and a director of Superior Plus Inc.	None
Thomas W. Buchanan	President & Chief Executive Officer and Director.	None
Randall J. Findlay	Director.	None.
Hugh A. Fergusson	Director. Director of Canexus Income Fund and Taylor NGL Limited Partnership.	None
Norman R. Gish	Director. President of Gish Consulting Inc.	None
Bruce R. Libin	Director. Chairman and Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp.	None
Dr. Robert Mitchell	Director. Independent businessman.	None
Byron J. Seaman	Director. Independent businessman and private investor.	None
M.H. (Mike) Shaikh	Director. President of M.H. Shaikh Professional Corporation (Chartered Accountants).	None
Jeffrey T. Smith	Director. Independent businessman and private investor.	None
John B. Zaozirny	Director. Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital. Corporation.	None
Murray Buchanan	Co-President, NGL Services.	None
Andrew Gruszecki	Co-President, NGL Services.	None
David Holm	Executive Vice President, Strategy, Finance and Business Development and Corporate Secretary.	None

Gary Kline	Senior Vice President, Commercial Development and Risk Management.	None
Daniel J. O’Byrne	Executive Vice President, Operations and Chief Operating Officer.	None
Cameron Vouri	President, Canadian Oil and Gas Production Business Unit.	None
Mark N. Walker	Senior Vice President, Finance and Chief Financial Officer.	None

The business address for each of the persons listed above is c/o Provident Energy Trust, 112 4th Avenue S.W., Suite 800, Calgary, Canada T2P 0H3.

EXHIBIT INDEX

Exhibit A*	Joint Filing Agreement.
Exhibit B**

Contribution, Conveyance and Assumption Agreement, dated October 10, 2006, among Pro GP Corp., Pro LP Corp., BreitBurn Energy Corporation, BreitBurn Energy Company L.P., BreitBurn Management Company, LLC, BreitBurn GP, LLC, BreitBurn Energy Partners L.P., BreitBurn Operating GP, LLC, and BreitBurn Operating L.P. (filed as Exhibit 10.1 to the Issuer’s current report on form 8-K filed October 16, 2006).

Exhibit C**	First Amended and Restated Agreement of Limited Partnership of BreitBurn Energy Partners L.P. (filed as Exhibit 3.1 to the Issuer’s current report on form 8-K filed October 16, 2006).

* Filed herewith.

** Incorporated by reference.

JOINT FILING STATEMENT	EXHIBIT A

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Common Units of BreitBurn Energy Partners L.P. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 to apply to each of them.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

November 6, 2006

PROVIDENT ENERGY TRUST

	By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
Title: President and Chief Executive Officer

PRO HOLDING COMPANY

	By:	/s/ Randall J. Findlay
Randall J. Findlay
Title: President

PRO LP CORP.

	By:	/s/ Randall J. Findlay
Randall J. Findlay
Title: President